OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T 309.208.4933
March 1, 2024
Via Edgar
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Stickel and Christian Windsor

Re:	OppFi Inc. Post-Effective Amendment No. 4 to Registration Statement on Form S-3 Correspondence filed February 2, 2024 File No. 333-258698
Ladies and Gentlemen:
OppFi Inc., a Delaware corporation (the “Company”), sets forth below the Company’s response to the letter, dated February 14, 2024, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Correspondence, filed with the Commission on February 2, 2024, pertaining to the Company’s Post-Effective Amendment No. 4 to Registration Statement on Form S-3.
The Company publicly filed via EDGAR its Post-Effective Amendment No. 4 to Form S-1 on Form S-3 on December 7, 2023 (the “Registration Statement”) in response to prior comments received by the Staff. In order to facilitate the Staff’s review of the Company’s responses, we have restated in italics the Staff’s comments in this letter.

Correspondence filed February 2, 2024
Risk Factors
Sales of a substantial number of our securities, page 7

1.
This risk factor discusses two distinct risks. The first is the general risk to shareholders that a substantial number of shares may be sold into the market, including shares that were acquired for amounts substantially below the cost to unaffiliated shareholders who may have held shares of OppFi or its predecessor at the time of the initial IPO or the business combination. The second is the risk that Mr. Todd Schwartz and Theodore Schwartz, who are your CEO and a member of the board, may sell up to a controlling interest. Revise your disclosure to separately discuss the risks to shareholders from the potential sale of your insiders shares, from the risks associated with the offer and sale of the other securities registered in this registration statement.

Division of Corporation Finance
March 1, 2024

Response: As discussed with the Staff, subsequent to the effectiveness of the Registration Statement the Company will revise the risk factor in the final prospectus to be filed pursuant to the applicable provisions of Rule 424, as set forth below, to separate the risks into two distinct risk factors and to expand our discussion related to the potential sale of insider shares by our controlling stockholders.

Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing stockholders could cause the price of our Class A Common Stock and Warrants to decrease significantly.

The Selling Securityholders can resell, under this prospectus, up to 396,610 shares of our Class A Common Stock representing approximately 2% of our total outstanding Class A Common Stock as of the date of this prospectus, assuming no exercise of Warrants and no conversion of our Class V Voting Stock. The shares of Class A Common Stock being offered for resale pursuant to this prospectus represent approximately 85% of our total issued and outstanding Common Stock as of the date of this prospectus, assuming and after giving effect to the issuance of Class A Common Stock upon exercise of all outstanding Warrants offered hereby and all the Warrants, the underlying shares of which are offered hereby, and the conversion of all Class V Common Stock into Class A Common Stock. The securities being offered in this prospectus represent a substantial percentage of our issued and outstanding Class A Common Stock and Public Warrants, and the sale of such securities in the public market by the Selling Securityholders, or the perception that those sales might occur, could increase the volatility of the market price of our Class A Common Stock and Public Warrants or result in a significant decline in the public trading price of our Class A Common Stock and/or Public Warrants. A decline in the market price of our securities could adversely affect our ability to issue additional securities to raise additional capital on acceptable terms at a time that we deem appropriate or at all in the future. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Common Stock and Public Warrants.

In addition, the Selling Securityholders acquired, or may acquire, the Class A Common Stock covered by this prospectus at prices ranging from $0.00 per share to $15.10 per share. By comparison, the offering price to public stockholders in the IPO, was $10.00 per unit, which consisted of one share and one-half of one Public Warrant. Accordingly, certain Selling Securityholders may realize a positive rate of return on the sale of their shares offered by this prospectus even if the market price of Class A Common Stock is below $10.00 per share. Please see the section titled “Information Related to Offered Securities” for information about potential profits that may made by various Selling Securityholders on the sales of the securities they hold.

TGS Capital and LTHS Capital hold an aggregate controlling interest of the Company’s outstanding common stock and will be able to sell a substantial portion of their shares pursuant to this prospectus.

TGS Capital and LTHS Capital, each a beneficial owner of over 30% of our outstanding common stock, will be able to sell a substantial portion of their shares for so long as the registration statement of which this prospectus forms a part is available for use. Todd G. Schwartz, our Chief Executive Officer and Executive Chairman of the Board, is the general partner of TGS Capital and may be deemed to beneficially own the securities held by TGS Capital and Theodore Schwartz, a director of our Company, is the general partner of LTHS Capital and may be deemed to beneficially own the securities held by LTHS Capital. Although neither insider has any plans to sell his interest, the sale of securities in the public market by such insider, or the perception that those sales might occur, could increase the volatility of the market price of our Class A Common Stock or result in a significant decline in the public trading price of our Class A Common Stock. In addition, the potential sale of the aggregate controlling interest to a third party may adversely affect our business and results of operations because we may become subject to the control of a presently unknown third party, which may result in a change of management and business policy. Further, such third-party may have conflicts of interest with those of other stockholders.

* * * *

Division of Corporation Finance
March 1, 2024

The Company appreciates the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (309) 208-4933 or pjohnson@oppfi.com if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ Pamela Johnson

Pamela Johnson
Chief Financial Officer

cc:	Joshua M. Samek, Esq.
Sidley Austin LLP